SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549


              =================================
                      IN THE MATTER OF
                    SEMPRA ENERGY, ET AL.                     CERTIFICATE
                                                              PURSUANT TO
                      File No. 70-9511                          RULE 24

        (Public Utility Holding Company Act of 1935)
             ==================================

         This Certificate of Notification (the "Certificate") is filed by Sempra Energy ("Sempra"), a California corporation and an exempt holding company under the Public Utility Holding Company Act of 1935, as amended (the "Act"), in connection with the transaction proposed in the Form U-1 Application-Declaration (the "Application-Declaration"), as amended, in File No. 70-9511. The transaction was authorized by Order of the Securities and Exchange Commission (the "Commission") dated October 25, 1999 (the "Order"). Sempra hereby certifies the matters set forth below pursuant to Rule 24 of the rules under the Act:

         i. That, through a wholly-owned subsidiary, Bangor Pacific, Inc., Sempra has acquired a 50% interest in Bangor Gas Company, LLC, a Maine limited liability company which will become a "gas utility company" within the meaning of Section 2(a)(4) of the Act .

         ii. The transaction approved by the Commission has been carried out in accordance with the terms and conditions of, and for the purposes requested in, the Application-Declaration, and in accordance with the terms and conditions of the Order.

         iii. Filed herewith as Exhibits F-3 and F-4, respectively, are "past-tense" Opinions of Counsel for Sempra.

                                 SIGNATURE

         Pursuant to the requirements of the Public Utility Holding Company Act of 1935, as amended, the undersigned companies have duly caused this Certificate to be signed on their behalf by the undersigned thereunto duly authorized.

                                    SEMPRA ENERGY


                                    By: /s/ Warren I. Mitchell
                                       -----------------------
                                    Name: Warren I. Mitchell
                                    Title: Group President - Regulated Business
                                       Units


                                    BANGOR PACIFIC, INC.


                                    By: /s/ Eric B. Nelson
                                       -------------------
                                    Name: Eric B. Nelson
                                    Title:  President



December 23, 1999


                                       2